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EXHIBIT 99.2

News Release

FALCONBRIDGE REACHES AN AGREEMENT ON
LOMAS BAYAS LABOUR CONTRACT

Santiago, Chile, May 6, 2006 — Falconbridge Limited is pleased to announce it has reached an agreement with the Sindicato de Empresa Compañía Minera Lomas Bayas for the renewal of the collective agreement at the Lomas Bayas copper mine located in Chile.

Employees voted in favour of the agreement this morning, and it will supersede the prior agreement which expired on April 30, 2006.

"Both parties worked diligently throughout the negotiations, and we are pleased to have successfully reached an agreement that balances the needs of the company and employees," said Marcelo Jo, General Manager of Lomas Bayas.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ian Hamilton
Director, Communications and Public Affairs
(416) 982-7161
ian.hamilton@falconbridge.com
www.falconbridge.com

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EXHIBIT 99.2
FALCONBRIDGE REACHES AN AGREEMENT ON LOMAS BAYAS LABOUR CONTRACT